

Robert Singleton · 3rd

Politico, Entrepreneur, Techie, Futurist, and Millennial

Santa Cruz, California · 500+ connections · **Contact info**

 **Santa Cruz County B** Council

 **University of Califor** Santa Cruz

Featured



Clear The Fog: Transportation Planner on the Future of Downtown Parking
YouTube

On this episode of the Santa Cruz County Business Council's ongoing series "Clear...



Robert Singleton at at The Second Annual - Titans of Tech
YouTube

Robert Singleton talks about the Santa Cruz County Business Council and makes the...



Crow Sing
YouT

Entre how

Experience

   **Santa Cruz County Business Council**
6 yrs 3 mos





Executive Director
Jun 2017 – Present · 3 yrs 1 mo
San Francisco Bay Area

The Executive Director of the Santa Cruz County Business Council serves as the principal advocate and spokesperson for the organization, and for the business community at large. The Executive Director works with the Board of Directors and policy committees to define the formal position of the Council on matters related to government relations and strategic communications; and coordinates membership acquisition, content development, and general administration.

Policy Analyst
Apr 2014 – Jun 2017 · 3 yrs 3 mos
San Francisco Bay Area

Policy Research and Analysis, Strategic Communications, Content Development, Constituent Correspondence, Community Management, Positioning, Direct Advocacy, Member Acquisition and Retention



Chief Marketing Officer and Co-Founder
Civinomics
Mar 2011 – Present · 9 yrs 4 mos
Santa Cruz, California

Civinomics is an online platform that allows anyone to submit, vote on and fund ideas for improving their community. The highest voted ideas are then hand delivered to community leaders, elected officials and people of interest. Additionally, Civinomics engages in various public outreach and research campaigns to address issues of public welfare.

Campaign Director
Santa Cruz Together - No on Measure M (2018)
Jun 2018 – Nov 2018 · 6 mos
Santa Cruz, California

Senior staff member overseeing all campaign operations including campaign strategy, messaging, volunteer coordination, media relations, fundraising, official correspondence, and Get Out the Vote (GOTV) efforts. Measure M (City of Santa Cruz, 2018) was soundly defeated by voters 61-39 percent.



Senior Marketing Strategist - Santa Cruz Fiber
Cruzio Internet
Dec 2016 – Jul 2018 · 1 yr 8 mos
San Francisco Bay Area

I serve as a specialized consultant in helping to oversee our marketing and sales efforts for the initial product build out of Santa Cruz Fiber. My duties include managing and developing



**Santa Cruz Fiber:
Project Overview**



Government Affairs Director

Santa Cruz County Association of REALTORS®

Jun 2015 – Oct 2017 · 2 yrs 5 mos

2525 Main Street, Soquel

I managed strategic communications and relationships with local elected officials, staff, and other community stakeholders, as well as served as the main staff member to the Local Government Relations Committee.

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Education



University of California, Santa Cruz

Politics and Environmental Studies

Volunteer Experience

Board Member

New Way Homes

Jan 2015 – Present • 5 yrs 6 mos

Economic Empowerment

We believe that urgently creating the right housing supply in the Monterey Bay Region is necessary to preserve our diverse workforce, end chronic homelessness, add to economic opportunity and vitality, and reduce environmental impact. To do so we must have major new efforts that do not rely on government funding. The New Way Homes Fund provides an opportunity for impact-driven investors to be a part of meeting this need.

Board Member

Bike Santa Cruz County

Oct 2017 – Present • 2 yrs 9 mos

Politics

Bike Santa Cruz County promotes bicycling through advocacy, education, and community building. Our goal is for people of all ages and abilities to feel comfortable using their bikes for daily trips.

Board Member

Santa Cruz County YIMBY

Sep 2017 – Present • 2 yrs 10 mos

Politics

Santa Cruz YIMBY is a grass roots organization of people who want to see more housing built i
their communities. We believe that creating more housing creates more opportunity to drive
less and walk more. We believe that more housing means more competitive pricing and that we
might be able to afford to own a home. We believe that building housing near jobs in our
community creates a truly sustainable community.

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